SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)



                             THE VINCAM GROUP, INC.
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)


                                    92719B104
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  92719B104

1)       Name of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
         Persons

         Carlos A. Saladrigas

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2)       Check the Appropriate Box if a Member of A Group
         (See Instructions)

         (a)   [ X ]
         (b)   [   ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization

         United States of America

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         Number of Shares            (5) Sole Voting Power            1,196,928
         Beneficially Owned by
         Each Reporting Person With  (6) Shared Voting Power          1,437,075

                                     (7) Sole Dispositive Power       1,196,928

                                     (8) Shared Dispositive Power     1,437,075

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,634,003

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(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
         (See Instructions)

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(11)     Percent of Class Represented by Amount in Row 9                   17.1%

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(12)     Type of Reporting Person (See Instructions)                         IN

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                                        i

CUSIP No.  92719B104

1)       Name of Reporting Persons S.S. or
         I.R.S. Identification Nos. Of Above Persons

         Olga M. Saladrigas

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2)       Check the Appropriate Box if a Member of A Group
         (See Instructions)

         (a)  [ X ]
         (b)  [   ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization

         United States of America

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         Number of Shares            (5) Sole Voting Power                 None
         Beneficially Owned by
         Each Reporting Person With  (6) Shared Voting Power          1,437,075

                                     (7) Sole Dispositive Power            None

                                     (8) Shared Dispositive Power     1,437,075

-------------------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,075

-------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
         (See Instructions)

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(11)     Percent of Class Represented by Amount in Row 9                    9.3%

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(12)     Type of Reporting Person (See Instructions)                         IN

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                                       ii

CUSIP No.  92719B104

1)       Name of Reporting Persons S.S. or
         I.R.S. Identification Nos. Of Above Persons

         Saladrigas Heritage Investments, Inc.

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2)       Check the Appropriate Box if a Member of A Group
         (See Instructions)

         (a)   [ X ]
         (b)   [   ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization

         Florida

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         Number of Shares            (5) Sole Voting Power                 None
         Beneficially Owned by
         Each Reporting Person With  (6) Shared Voting Power          1,437,075

                                     (7) Sole Dispositive Power            None

                                     (8) Shared Dispositive Power     1,437,075

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,075

-------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
         (See Instructions)

-------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row 9                    9.3%

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(12)     Type of Reporting Person (See Instructions)                         CO

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                                       iii

CUSIP No.  92719B104

1)       Name of Reporting Persons S.S. or
         I.R.S. Identification Nos. Of Above Persons

         Saladrigas Family Limited Partnership

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2)       Check the Appropriate Box if a Member of A Group
         (See Instructions)

         (a)  [ X ]
         (b)  [   ]

-------------------------------------------------------------------------------

3)       SEC Use Only

-------------------------------------------------------------------------------

4)       Citizenship or Place of Organization

         Florida

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         Number of Shares             (5) Sole Voting Power                None
         Beneficially Owned by
         Each Reporting Person With   (6) Shared Voting Power         1,437,075

                                      (7) Sole Dispositive Power           None

                                      (8) Shared Dispositive Power    1,437,075

-------------------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,075

-------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
         (See Instructions)

-------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row 9                    9.3%

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(12)     Type of Reporting Person (See Instructions)                         PN

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                                       iv

Item 1(a).        Name of Issuer:

                  The Vincam Group, Inc.

Item 1(b).        Name of Issuer's Principal Executive Offices:

                  2850 Douglas Road
                  Coral Gables, FL  33134

Item 2(a).        Name of Person Filing:

                  This Schedule 13G is filed jointly by the following persons:
                  (i) Carlos A. Saladrigas, (ii) Olga M. Saladrigas, (iii) Saladrigas Heritage Investments, Inc. and (iv) Saladrigas Family Limited Partnership.

Item 2(b).        Address or Principal Business Office or, if None, Residence:

                  The following is the principal business office of Carlos A. Saladrigas, Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership:

                  2850 Douglas Road
                  Coral Gables, FL 33134

                  The following is the residence of Olga M. Saladrigas:
                  11000 S.W. 83rd Avenue
                  Miami, Florida 33156

Item 2(c).        Citizenship:

                  Carlos A. Saladrigas and Olga M. Saladrigas are citizens of the United States of America. Saladrigas Heritage Investments, Inc. is a corporation formed under the laws of the State of Florida. Saladrigas Family Limited Partnership is a limited partnership formed under the laws of the State of Florida.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  92719B104

Item 3.           Not applicable

                                     1 of 7

Item 4.           Ownership

         The following describes the beneficial ownership of Carlos A. Saladrigas of common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Carlos A. Saladrigas as to 1,437,075 shares of common stock of The Vincam Group, Inc.

                  (a)  Amount Beneficially Owned:                                                         2,634,003

                  (b)  Percent of Class:                                                                      17.1%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:                                  1,196,928

                           (ii) shared power to vote or to direct the vote:                               1,437,075

                           (iii) sole power to dispose or to direct the disposition of:                   1,196,928

                           (iv) shared power to dispose or to direct the disposition of:                  1,437,075

         The following describes the beneficial ownership of Olga M. Saladrigas of the common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Olga M. Saladrigas as to 1,437,075 shares of common stock of The Vincam Group, Inc.

                  (a)      Amount Beneficially Owned:                                                     1,437,075

                  (b)      Percent of Class:                                                                   9.3%

                  (c) Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:                                     None.

                           (ii) shared power to vote or to direct the vote:                               1,437,075

                           (iii) sole power to dispose or to direct the disposition of:                       None.

                           (iv) shared power to dispose or to direct the disposition of:                  1,437,075

         The following describes the beneficial ownership of each of Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership of the common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership as to 1,437,075 shares of common stock of The Vincam Group, Inc.

                                     2 of 7

                  (a)  Amount Beneficially Owned:                                                         1,437,075

                  (b)  Percent of Class:                                                                       9.3%

                  (c) Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:                                     None.

                           (ii) shared power to vote or to direct the vote:                               1,437,075

                           (iii) sole power to dispose or to direct the disposition of:                       None.

                           (iv) shared power to dispose or to direct the disposition of:                  1,437,075

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

         Each of Carlos A. Saladrigas and his spouse, Olga M. Saladrigas, is the holder of record of 50% of the voting securities of Saladrigas Heritage Investments, Inc. Saladrigas Heritage Investments, Inc. is the general partner of Saladrigas Family Limited Partnership, the assets of which include 1,437,075 shares of common stock of The Vincam Group, Inc. All of the limited partnership interests in the limited partnership are owned by Carlos A. Saladrigas, Olga M. Saladrigas, three of their children who share their household, and a trust for the benefit of a fourth child who also shares their household (neither Carlos A. Saladrigas nor his spouse is a trustee of such trust). None of the limited partners, in their capacities as such, has any voting or dispositive power with respect to the shares of common stock of The Vincam Group, Inc. owned by Saladrigas Family Limited Partnership. As a 50% shareholder of the company that has voting and dispositive power over the 1,437,075 shares owned by the limited partnership, each of Carlos A. Saladrigas and Olga M. Saladrigas shares voting and dispositive power over such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              See Exhibit A.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

                                     3 of 7

Item 10.      Certification.

              Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G relating to the beneficial ownership of Carlos A. Saladrigas of the common stock of The Vincam Group, Inc., is true, complete and correct.

/s/ CARLOS A. SALADRIGAS
-------------------------
Carlos A. Saladrigas
Date:  February 13, 1998

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G relating to the beneficial ownership of Olga M. Saladrigas of the common stock of The Vincam Group, Inc., is true, complete and correct.

Olga M. Saladrigas, by and through her Attorney-in-fact


/s/ CARLOS A. SALADRIGAS
--------------------------
Name: Carlos A. Saladrigas
Title:   Attorney-in-fact
Date:   February 13, 1998

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G relating to the beneficial ownership of Saladrigas Heritage Investments, Inc. of the common stock of The Vincam Group, Inc., is true, complete and correct.

Saladrigas Heritage Investments, Inc.

By: /s/ CARLOS A. SALADRIGAS
    -----------------------------------
        Carlos A. Saladrigas, President
        Date:  February 13, 1998

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G relating to the beneficial ownership of Saladrigas Family Limited Partnership of the common stock of The Vincam Group, Inc., is true, complete and correct.

Saladrigas Family Limited Partnership

By:      Saladrigas Heritage Investments, Inc.,
         the General Partner of Saladrigas Family Limited Partnership

     By: /s/ CARLOS A. SALADRIGAS
         -------------------------------
         Carlos A. Saladrigas, President
         Date:  February 13, 1998

                                     4 of 7

                                  SCHEDULE 13G/A

                                  Exhibit Index

EXHIBIT

A Persons constituting a group under Section 13d(3) of the Exchange Act of 1934 for purposes of this filing.

B        Joint filing agreement pursuant to Rule 13d-1(f)(1)

C Power of Attorney, Olga M. Saladrigas (incorporated herein by reference to the Power of Attorney previously filed with the Securities and Exchange Commission with the Schedule 13G filed on behalf of Olga M. Saladrigas, among others, on February 14,
         1997).

                                     5 of 7

                                    EXHIBIT A

Carlos A. Saladrigas
Olga M. Saladrigas
Saladrigas Heritage Investments, Inc.
Saladrigas Family Limited Partnership

                                     6 of 7

                                    EXHIBIT B

                           Rule 13d-1(f)(1) Agreement

         The undersigned persons, on February 13, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G relating to their beneficial ownership of the common stock of The Vincam Group, Inc. at December 31, 1997.

/s/ CARLOS A. SALADRIGAS
------------------------------
Carlos A. Saladrigas


Olga M. Saladrigas, by and through her Attorney-in-fact


/s/ CARLOS A. SALADRIGAS
------------------------------
Name: Carlos A. Saladrigas
Title: Attorney-in-fact


Saladrigas Heritage Investments, Inc.


By: /s/ CARLOS A. SALADRIGAS
    --------------------------------
     Carlos A. Saladrigas, President


Saladrigas Family Limited Partnership

By:      Saladrigas Heritage Investments, Inc.,
         the General Partner of Saladrigas Family Limited Partnership


     By: /s/ CARLOS A. SALADRIGAS
         ----------------------------------
         Carlos A. Saladrigas, President of
         Saladrigas Heritage Investments, Inc.

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